Exhibit (a)(5)(viii)
[NACCO INDUSTRIES, INC. Letterhead]
January 11, 2007
Via Email
The Board of Directors
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
c/o Lisa R. Carstarphen,
     Vice President, General Counsel and Corporate Secretary
Re: January 9, 2007 Letter
Ladies and Gentlemen:
    I am writing in response to your counsel’s January 9, 2007 letter and to express our surprise that you have not yet determined that our increased $7.90 per share offer constitutes a “Superior Proposal” as defined in the purported Harbinger merger agreement in that it would provide $0.15 per share more to Applica’s shareholders. In our view, the concerns expressed in your counsel’s January 9th letter and Applica’s Schedule 14D-9 filings regarding the “conditionality” and the “certainty of completion” of our offer are unfounded.
     Our offer has substantially the same conditions precedent as those in the Harbinger merger agreement. In fact, we believe that the expansive scope of the representations, warranties and covenants in the Harbinger agreement, the truth of and compliance with which are conditions to Harbinger’s obligation to close, make Harbinger’s bid more conditional than our offer, especially when taken together with the condition regarding required but unidentified third-party consents. As such, we do not understand Applica’s repeated assertions that our tender offer is “highly conditional.” Perhaps the following will help you understand our perspective on all of this.
•	Applica has stated that our tender offer is “highly conditional” based in part on the fact that our offer includes, as we think any tender offer would in these circumstances, a condition that you exempt the offer from the Florida Control Share Acquisition Statute and Affiliate Transactions Statute. We believe that your fiduciary duties require that you not prevent Applica shareholders from receiving greater value than they would under the Harbinger deal, particularly given that the Harbinger merger agreement requires that Applica help restore voting rights on Harbinger’s massive block of Applica stock even if the Harbinger merger agreement is rejected

The Board of Directors
Applica Incorporated
January 11, 2007

•	by shareholders or is terminated. In short, we believe that the power is in your hands to solve this issue, and we believe that your fiduciary duties require that you do so.
•	Applica’s 14D-9 filings have also focused on the so-called “Capital Structure” condition in our offer. The “Capital Structure” condition operates in the same way as the prohibition against changes to Applica’s capital structure in Section 6.1 of the Harbinger merger agreement and the conditions in Sections 7.3(a) and 7.3(b) of the Harbinger agreement that Applica’s representations and covenants, which of course include extensive representations and covenants as to Applica’s capital structure, be true and correct.
•	On numerous occasions, Applica has expressed its uncertainty over our ability to fund our offer. NACCO and Apex Acquisition Corporation have fully committed financing and, most importantly, our offer is not subject to a financing contingency. We have annual revenues in excess of $3.0 billion and a market capitalization of $1.1 billion. For these reasons, we believe that Applica’s assertion that our ability to pay is a legitimate concern is disingenuous. Both NACCO and Apex Acquisition Corporation have represented in our offer and are prepared to represent in a merger agreement with Applica that our financing is fully committed and that to our knowledge the conditions precedent to funding under the financing facilities are satisfied and are not subject to any substantive conditions precedent that would not be satisfied or within the ability of the Applica Board itself to satisfy.
     We are not prepared at this time to amend the minimum tender condition. As discussed with your counsel, we are concerned that a possible outcome of such a change could leave NACCO in a tenuous position as a minority shareholder without the necessary voting power to consummate the second-step merger. In these circumstances, especially where Applica has committed to help restore Harbinger’s voting rights, we think insistence on this point is not reasonable.
     We are willing to modify the material adverse change condition to clarify that the direct costs of the control contest and any business effects directly resulting from the announcement or consummation of a transaction with us would not serve as a basis for us to assert that the condition has not been satisfied. We would require a reasonable level of specificity with respect to the carve-out to avoid having it subsume the MAC condition itself in light of the many changes to Applica’s business that may have resulted from the sale process you initiated.

The Board of Directors
Applica Incorporated
January 11, 2007

     While we question how the execution of a merger agreement by us would end the protracted process for the acquisition of Applica, we are prepared to enter into a merger agreement substantially in the form of the merger agreement Applica entered into with Harbinger on October 19th, with the changes proposed in your January 9th letter, as modified below:
(a)	The conditions identified as (d) and (e) on Exhibit A to our proposed amended and restated merger agreement provided to Applica on December 13, 2006 (the “Proposed NACCO Agreement”) would remain; and
(b)	The no-shop provision contained in the Proposed NACCO Agreement would replace the parallel provision in the Harbinger agreement.
     Your counsel told ours yesterday that your January 9th letter was intended to request that we enter into a merger agreement without a bring-down of the representations, warranties and covenants being a condition to either the consummation of our offer or the second-step merger. The Harbinger agreement provides for such a bring-down, and this is not acceptable to us nor, we believe, would it be to any bona fide buyer. That is the reason for our requirement in (a) above. In addition, your counsel told us that we could not have access to the historical financial results of Applica for the fourth quarter without terminating our tender offer. This is not, of course, acceptable. While we understand the constraints imposed by the Harbinger agreement, the Applica Board has alternatives available to it, such as publicly disclosing Applica’s financial results, if it truly desires to create a level playing field and maximize shareholder value.
     In sum, we do not believe it is possible for you to reasonably conclude that any of the conditions included in our offer could in any way limit you from carrying out your fiduciary duties and concluding that our offer constitutes a “Superior Proposal”, and we urge you to do so promptly.
     NACCO remains committed to the pursuit of the acquisition of Applica in a transaction we believe will maximize value to the shareholders of Applica, and avoid the uncertainties arising out of Harbinger’s conduct in this matter. The extraordinary increase in value NACCO has already brought to the Applica shareholders resulting from its continued interest in acquiring Applica is indisputable. We trust you will consider the foregoing in the spirit of explanation and cooperation which is intended, and consistent with your fiduciary responsibilities to recommend our offer as a “Superior Proposal”.

The Board of Directors
Applica Incorporated
January 11, 2007

     We are available to discuss the foregoing at your convenience. Please feel free to contact me directly or have your counsel contact Bob Profusek (212.326.3800) or Randi Lesnick (212.326.3452) of Jones Day. We look forward to hearing from you.

Very truly yours,
/s/ Alfred M. Rankin, Jr.

cc:	Charles A. Bittenbender Randi C. Lesnick Robert A. Profusek Ira N. Rosner